UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:
001-32169

CUSIP Number:
049167109

(Check one):	☐ Form 10-K	☐ Form 20-F
	☒ Form 10-Q	☐ Form N-SAR
	☐ Form 11-K	☐ Form N-CSR

For Period Ended: June 30, 2007

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the transition period ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Atlas America, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

Westpointe Corporate Center
1550 Corapolis Heights Road, 2nd FL
Address of Principal Executive Office (Street and Number)

Moon Township, PA 15108
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Atlas America, Inc. (“the Company”) is unable to file its quarterly Financial Statements on Form 10-Q for the three month and six month periods ended June 30, 2007 (the “10-Q”) within the prescribed time period without unreasonable effort or expense. The Company is evaluating the application of Staff Accounting Bulletin No. 51, Accounting by the Parent in Consolidation for Sales of Stock by a Subsidiary, (“SAB No. 51”) with regard to equity transactions of its subsidiaries in prior years. The Company had previously concluded that SAB No. 51 did not apply to pass-through subsidiary entities. Upon further review, the Company has concluded that these equity transactions should be accounted for under the provisions of SAB No. 51 and needs additional time to evaluate the impact of this on its previously issued financial statements. The Company has not yet determined whether this will result in adjustments to its previously issued financial statements. However, the Company believes that adjustments, if any, to its prior year financial statements would result in either an increase in or have no impact on earnings and would have a non-cash impact.

The Company does not expect any adjustments to its earnings for the three months and six months ended June 30, 2007. The Company expects to file the 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Matthew A. Jones	(215) 546-5005
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Atlas America, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2007	By:	/s/ Nancy J. McGurk
Nancy J. McGurk
Senior Vice President and
Chief Accounting Officer